UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 28, 2023

Commission File Number: 001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 28, 2023, Signa Sports United N.V. (the “Company”) issued an earnings presentation for the three and six months period ended March 31, 2023 attached hereto as Exhibit 99.1, a press release announcing the second quarter 2023 financial results for SSU NV attached hereto as Exhibit 99.2, and an interim report for the six-months period ended March 31, 2023, attached hereto as Exhibit 99.3.

In addition, On June 26, 2023, the Company received an Equity Commitment Letter by and among SIGNA Holding GmbH and SIGNA Sports United N.V. Such financing commitment provides the Company with the right to issue and sell (put right) additional convertible bonds to SIGNA Holding, at the same terms and conditions as the ‘Initial Convertible Bonds’ issued on October 4, 2022 (refer to form 6-K filed with the SEC on October 6, 2022), and the Additional Convertible Bonds issued on April 20, 2023 and on June 23, 2023, respectively (refer to form 6-K filed with the SEC on April 20, 2023 and on June 27, 2023, respectively), in one or more tranches from October 1, 2023 until and including September 30, 2025 for an aggregate additional principal amount of €150.0 million. The Equity Commitment Letter by and among SIGNA Holding GmbH and SIGNA Sports United N.V. dated June 26, 2023 is attached hereto as Exhibit 4.1.

NO INCORPORATION BY REFERENCE

The information furnished in this Report on Form 6-K, including Exhibits 4.1, 99.1, 99.2, 99.3, and 99.4 attached hereto, shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as otherwise expressly stated in such filing.

EXHIBITS

Exhibit Number	Description

4.1	Equity Commitment Letter by and among SIGNA Holding GmbH and SIGNA Sports United N.V. dated June 26, 2023
99.1	SIGNA Sports United N.V. earnings presentation for the three and six months period ended March 31, 2023
99.2	Press Release dated June 28, 2023
99.3	SIGNA Sports United N.V. interim report for the six-months period ended March 31, 2023
99.4	Risk factor on going concern

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: June 28, 2023             by: /s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

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